Exhibit 99.4

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

November 26, 2013
Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of final pricing supplements dated June 3, 2013, November 5, 2013 and November 8, 2013 (each, a “Pricing Supplement”), to the underlying supplement dated May 24, 2013 relating to Medium-Term Notes Underlying Supplement for the S&P 500 VIX Futures Variable Long/Short™ Index TR—Short Term or the underlying supplement dated November 1, 2013 relating to Medium-Term Notes Underlying Supplement for the S&P 500 VIX Futures Short Volatility Hedged™ Index TR—Mid Term (each, an “Underlying Supplement”), as applicable, to the product supplement dated May 24, 2013 relating to Redeemable Notes (RNs) Linked to the Performance of One or More Indices, Exchange-Traded Funds, Equity Securities, Exchange Rates, Commodities, Commodity Futures Contracts or a Basket (the “Product Supplement”), to the prospectus supplement dated March 23, 2012 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in the Underlying Supplement and “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Material U.S. Federal Income Tax Considerations” in the Underlying Supplement and “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP